Exhibit 23.3

CONSENT OF DIRECTOR NOMINEE

To Greenbacker Renewable Energy Company LLC (the “Company”):

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references in the Company’s Registration Statement on Form S-1 (the “Registration Statement”), and any amendments thereto, which indicate that I have accepted a nomination to become a director of the Company and upon appointment prior to the commencement of the Company’s initial public offering of shares of limited liability company interests pursuant to such Registration Statement, will serve as a member of the Board of Directors of the Company.

Dated: February 27, 2013

/s/ Robert Lawsky
Name: Robert Lawsky

Director Nominee